

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 20, 2017

<u>Via E-mail</u>
Kazuhiro Yoshizawa
President and Chief Executive Officer
NTT DOCOMO, Inc.
Sanno Park Tower
2-11-1 Nagata-cho
Chiyoda-ku,
Tokyo 100-6150 Japan

> **Re: NTT DOCOMO, Inc.**
> **20-F for Fiscal Year Ended March 31, 2017**
> **Filed June 23, 2017**
> **File No. 001-31221**

Dear Mr. Yoshizawa:

We refer you to our comment letter dated September 15, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
        Assistant Director
        Division of Corporation Finance

        Konuma Ryo
        Manager
        NTT DOCOMO, Inc.

        Keiji Hatano
        Parner
        Sullivan & Cromwell LLP